

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 10, 2008

Thomas E. Durkin, III
President
American Technologies Group, Inc.
412 W Bolt St.
Ft. Worth, TX 76113

Re: American Technologies Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 13, 2008
File No. 0-23268

Dear Mr. Durkin:

        We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Since the transaction relates to the sale of all or any substantial part of your assets, please provide all the information required by Item 14 of Schedule 14A, such as a term sheet. Ensure that the summary term sheet includes the key terms of the transaction from an investor's point of view. See SEC Release No. 33-7760, Regulation of Takeovers and Security Holder Communications for more information about term sheets.

2.   Please attach the purchase and management agreement to the proxy statement.

3.   Please respond as soon as possible to our letter dated June 6, 2008 which contained comments on your Form 10-KSB.

4.   Please tell us whether you received any report, opinion, or appraisal regarding the asset sale. If so, please include the information required by Item 14(b)(6) of Schedule 14A.

5.   Please revise to include the registrant's financial information as required by Item 14(c)(1) of Schedule 14A. Refer to Section H. Question 6 of the Third Supplement to our Telephone Interpretations at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Voting Procedures, page 5

6.   Quantify the amount of shares beneficially held by Mr. Durkin and Laurus and disclose the number of shares to be voted in favor of the transaction by agreements, arrangements or understandings with any other shareholders.

Forward-Looking Statements, page 7

7.   Sections 27A(b)(1)(C) of the Securities Act and Sections 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise accordingly.

Background and Purpose of the Sale, page 9

8.   Please describe and quantify the value of the assets being sold to Laurus.   Discuss in greater detail who negotiated the transaction and how the company determined to sell certain assets and retain cash. Discuss Mr. Durkin's role in these negotiations and the vote to approve the purchase agreement. Disclose why Mike Luther dissented.

9.   We note that some of your officers, directors and shareholders signed personal guaranties guarantying the payment of the Laurus notes. Please describe these guaranties and how they will be treated in the transaction; i.e., whether they will be terminated.

10.   Please explain why the transaction was structured so that Laurus should not own more than 25% of the shares of the company as of the closing date of the sale.

11.   Please disclose the names of the other entities that approached Laurus regarding the debt and explain why Laurus was unwilling to refinance. Also explain why Laurus would not agree to the transaction proposed by Royal Bank ABI.

12.   Please describe the discussions with potential interested parties you mention in the last paragraph on page 10.

13.   Please discuss the risks that the company considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the sale.

Interests of Company Officers and Directors in the Sale, page 11

14.   Please describe in detail the terms of the management agreement and quantify the amounts that Mr. Durkin will receive in connection with the sale.

Risk Factors, page 12

15.   Please quantify the costs related to the sale and clarify whether these costs are included in the asset sale purchase price or if they will be paid from the $200,000 in cash that the company will retain, as disclosed on page 9

16.   Please describe the liabilities that the company will retain following the sale.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 15

17.   Please update the financial statements for the most recent interim period and discuss the adjustments in greater detail.

Security Ownership of Certain Beneficial Owners and Management, page 21

18.   Please include in the table the shares held by Laurus and its affiliates without regard to any cap on conversion.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Julie Kahn, Esq.
        Fax (866) 705-9071